==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended:  December 31, 1996


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 0-25956


              FIRST PLACE FINANCIAL CORPORATION PROFIT SHARING PLAN
                            (with 401(k) Provisions)
              -----------------------------------------------------
                            (Full title of the plan)


                        FIRST PLACE FINANCIAL CORPORATION
              -----------------------------------------------------
                         (Name of issuer of securities)


                                100 East Broadway
                          Farmington, New Mexico  87401
              -----------------------------------------------------
                (Address of issuer's principal executive office)


==============================================================================

                        FIRST PLACE FINANCIAL CORPORATION
                  PROFIT SHARING PLAN (with 401(k) Provisions)
            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                Page

Independent Auditors' Report . . . . . . . . . . . . . . . . .    3
Financial Statements:
     - Statement of Net Assets Available for Benefits
       With Fund Information, December 31, 1996  . . . . . . .    4

     - Statement of Net Assets Available for Benefits
       With Fund Information, December 31, 1995  . . . . . . .    5

     - Statement of Changes in Net Assets Available for
       Benefits With Fund Information, December 31, 1996 . . .    6

     - Statement of Changes in Net Assets Available for
       Benefits With Fund Information, December 31, 1995 . . .    7

     - Statement of Changes in Net Assets Available for
       Benefits With Fund Information, December 31, 1994 . . .    8

     - Notes to the Financial Statements . . . . . . . . . . .    9

Supplemental Schedules:
     - Independent Auditors' Report  . . . . . . . . . . . . .   14

     - Item 27(a) Schedule of Assets Held for
       Investment Purposes . . . . . . . . . . . . . . . . . .   15

     - Item 27(d) Schedule of Reportable Transactions  . . . .   16

     - Consent of Independent Auditors . . . . . . . . . . . .   17

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .   18












                                       (2)

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator,
First Place Financial Corporation
Profit Sharing Plan
With 401(k) Provisions

       We have audited the accompanying statements of net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan With 401(k)Provisions as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Chandler & Company, LLP

Farmington, New Mexico
June 17, 1997

                                     (3)

                       First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               December 31, 1996


                                                                Participant Directed
                                     ---------------------------------------------------------------------------
                                         FPFC           Money            Asset        Government
                                     Common Stock       Market          Manager          Bond          Magellan          Total
                                     ------------    ------------    ------------    ------------    ------------    ------------
Cash
   Cash at First National Bank        $  244,027      $    9,725      $   60,351      $   15,385      $  259,905      $  589,393
   Cash at other institutions               -            120,319            -               -               -            120,319
                                      ----------      ----------      ----------      ----------      ----------      ----------
      Total cash                         244,027         130,044          60,351          15,385         259,905         709,712

Investments, at fair value
   Common stock (cost $1,986,788)      3,767,940            -              -                -               -          3,767,940
   Balanced fund (cost $136,608)            -               -           150,122             -               -            150,122
   Bond fund (cost $37,218)                 -               -              -              36,679            -             36,679
   Stock fund (cost $210,992)               -               -              -                -            199,961         199,961
                                      ----------      ----------      ----------      ----------      ----------      ----------
      Total investments                3,767,940            -           150,122           36,679         199,961       4,154,702

Amounts receivable
   Employer's contributions               81,450          40,983         36,104           10,820          71,035         240,392
   Participants' contributions            10,198           1,722          4,940            1,330           7,615          25,805
   Interest & dividends                   46,046             540           -                -               -             46,586
                                      ----------      ----------      ----------      ----------      ----------      ----------
      Total amounts receivable           137,694          43,245         41,044           12,150          78,650         312,783
                                      ----------      ----------      ----------      ----------      ----------      ----------

Net assets available for benefits     $4,149,661      $  173,289      $ 251,517       $   64,214      $  538,516      $5,177,197
                                      ==========      ==========      ==========      ==========      ==========      ==========

  The accompanying notes are an integral part of these financial statements.


                                      (4)

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                December 31, 1995

                                                         Participant Directed
                                   ----------------------------------------------------------------
                                        FPFC        Money        Asset      Government
                                   Common Stock     Market      Manager        Bond        Magellan      Total
                                   ------------   ----------   ----------   ---------    ----------   ------------
Cash
  Cash at First National Bank      $    395,110   $   59,258   $    1,345   $  10,434     $  48,762   $    514,909
  Cash at other institutions                -            -            -           -             -              -
                                   ------------   ----------   ----------   ---------    ----------   ------------
      Total cash                        395,110       59,258        1,345      10,434        48,762        514,909

Investments, at fair value
  Common stock (cost $1,510,288)      2,327,193          -            -           -             -        2,327,193
  Balanced fund (cost $186,943)             -            -        198,000         -             -          198,000
  Bond fund (cost $40,333)                  -            -            -        40,599           -           40,599
  Stock fund (cost $225,868)                -            -            -           -         227,870        227,870
                                   ------------   ----------   ----------   ---------    ----------   ------------
      Total investments               2,327,193          -        198,000      40,599       227,870      2,793,662

Amounts receivable
  Employer's contributions                  -        108,557       41,441      13,151        66,699        229,848
  Participants' contributions               -          4,257        8,575       3,407        19,587         35,826
  Interest & dividends                   37,504          -            -           -             -           37,504
                                   ------------   ----------   ----------   ---------    ----------   ------------
      Total amounts receivable           37,504      112,814       50,016      16,558        86,286        303,178
                                   ------------   ----------   ----------   ---------    ----------   ------------

Net assets available for benefits  $  2,759,807   $  172,072   $  249,361   $  67,591    $  362,918   $  3,611,749
                                   ------------   ----------   ----------   ---------    ----------   ------------
                                   ------------   ----------   ----------   ---------    ----------   ------------

     The accompanying notes are an integral part of these financial statements.



                                      (5)

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      For The Year Ended December 31, 1996

                                                                             Participant Directed
                                                ---------------------------------------------------------------------------
                                                    FPFC         Money       Asset    Government
                                                Common Stock     Market     Manager      Bond        Magellan      Total
                                                ------------    --------    --------  ----------    ---------    ----------
Additions
  Additions to net assets attributed to:
    Investment income
      Net appreciation in fair
       value of investments                      $  964,248     $    -      $  2,456    $  (806)    $(13,032)    $  952,866
      Gains (losses) on sale                         22,935          -        13,479         29      (13,997)        22,446
      Interest                                          -         32,914         -          -            -           32,914
      Dividends                                     100,793          -        14,869      3,965       63,085        182,712
                                                 ----------     --------    --------   --------     --------     ----------
                                                  1,087,976       32,914      30,804      3,188       36,056      1,190,938
    Contributions:
      Participants'                                 101,886       30,736      69,751     19,872      150,946        373,191
      Employer's                                     81,450       40,983      36,104     10,820       71,035        240,392
                                                 ----------     --------    --------   --------     --------     ----------
                                                    183,336       71,719     105,855     30,692      221,981        613,583
                                                 ----------     --------    --------   --------     --------     ----------

      Total additions                             1,271,312      104,633     136,659     33,880      258,037      1,804,521

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                   140,312       18,724      51,946      3,117       24,974        239,073
                                                 ----------     --------    --------   --------     --------     ----------
Net increase prior to interfund
 transfers                                        1,131,000       85,909      84,713     30,763      233,063      1,565,448
Interfund transfers                                 258,854      (84,692)    (82,557)   (34,140)     (57,465)           -
                                                 ----------     --------    --------   --------     --------     ----------
  Net increase (decrease)                         1,389,854        1,217       2,156     (3,377)     175,598      1,565,448

Net assets available for benefits:
  Beginning of year                               2,759,807      172,072     249,361     67,591      362,918      3,611,749
                                                 ----------     --------    --------   --------     --------     ----------
  End of year                                    $4,149,661     $173,289    $251,517   $ 64,214     $538,516     $5,177,197
                                                 ----------     --------    --------   --------     --------     ----------
                                                 ----------     --------    --------   --------     --------     ----------

   The accompanying notes are an integral part of these financial statements.


                                       (6)

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      For The Year Ended December 31, 1995

                                                             Participant Directed
                                         -------------------------------------------------------------
                                             FPFC        Money       Asset     Government
                                         Common Stock    Market     Manager       Bond        Magellan       Total
                                         ------------    ------     -------    ----------     --------       -----
Additions
   Additions to net assets attributed
    to:
      Investment income
         Net appreciation in fair
          value of investments            $  215,707   $    -      $  16,014    $  2,944    $   7,805    $   242,470
         Gains (losses) on sale                5,133        -             98      (1,659)      11,092         14,664
         Interest                              8,480      25,736         -           -            -           34,216
         Dividends                            82,917        -          3,241       1,157          615         87,930
                                          ----------   ---------   ---------    --------    ---------    -----------
                                             312,237      25,736      19,353       2,442       19,512        379,280
      Contributions:
         Participants'                       128,182      46,232      49,772      12,966       75,212        312,364
         Employer's                           61,039      47,518      41,441      13,151       66,699        229,848
                                          ----------   ---------   ---------    --------    ---------    -----------
                                             189,221      93,750      91,213      26,117      141,911        542,212
                                          ----------   ---------   ---------    --------    ---------    -----------

         Total additions                     501,458     119,486     110,566      28,559      161,423        921,492

Deductions
   Deductions from net assets attributed
    to:
      Benefits paid to participants           64,633      58,805       1,545          75           81        125,139
                                          ----------   ---------   ---------    --------    ---------    -----------

Net increase prior to interfund transfers    436,825      60,681     109,021      28,484      161,342        796,353
Interfund transfers                          (20,935)   (360,088)    140,340      39,107      201,576           -
                                          ----------   ---------   ---------    --------    ---------    -----------
   Net increase (decrease)                   415,890    (299,407)    249,361      67,591      362,918        796,353

Net assets available for benefits:
   Beginning of year                       2,343,917     471,479         -           -            -        2,815,396
                                          ----------   ---------   ---------    --------    ---------    -----------
   End of year                            $2,759,807   $ 172,072   $ 249,361    $ 67,591    $ 362,918    $ 3,611,749
                                          ----------   ---------   ---------    --------    ---------    -----------
                                          ----------   ---------   ---------    --------    ---------    -----------

The accompanying notes are an integral part of these financial statements.

                                     (7)

                      First Place Financial Corporation
                 Profit Sharing Plan With 401(k) Provisions

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                    For The Year Ended December 31, 1994



                                                                       Participant Directed
                                           ----------------------------------------------------------------------
                                               FPFC            Money           Asset       Government
                                           Common Stock        Market         Manager         Bond        Magellan        Total
                                           ------------     ------------   ------------   ------------  ------------  ------------
Additions
   Additions to net assets attributed to:
      Investment income
         Net appreciation in fair
           value of investments             $  235,013       $  (6,279)       $   -        $   -        $   -         $  228,734
         Gains (losses) on sale                  4,922          (2,928)           -            -            -              1,994
         Interest                                  138          11,360            -            -            -             11,498
         Dividends                              68,312           3,647            -            -            -             71,959
                                            ----------       ----------       ---------    ---------    --------      ----------
                                               308,385           5,800            -            -            -            314,185
      Contributions:
         Participants'                         283,660          25,905            -            -            -            309,565
         Employer's                               -            231,074            -            -            -            231,074
                                            ----------       ----------       ---------    ---------    --------      ----------
                                               283,660         256,979            -            -            -            540,639
                                            ----------       ----------       ---------    ---------    --------      ----------

         Total additions                       592,045         262,779            -            -            -            854,824

Deductions
   Deductions from net assets attributed to:
      Benefits paid to participants             38,469          33,008            -            -            -             71,477
                                            ----------       ----------       ---------    ---------    --------      ----------

Net increase prior to interfund
   transfers                                   553,576         229,771            -            -            -            783,347
Interfund transfers                            150,475        (150,475)           -            -            -               -
                                            ----------       ----------       ---------    ---------    --------      ----------
   Net increase (decrease)                     704,051          79,296            -            -            -            783,347

Net assets available for benefits:
   Beginning of year                         1,639,866         392,183            -            -            -          2,032,049
                                            ----------       ----------       ---------    ---------    --------      ----------
   End of year                              $2,343,917       $ 471,479        $   -        $   -        $   -         $2,815,396
                                            ----------       ----------       ---------    ---------    --------      ----------
                                            ----------       ----------       ---------    ---------    --------      ----------


  The accompanying notes are an integral part of these financial statements.

                                      (8)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 1996, 1995 and 1994

NOTE A - DESCRIPTION OF PLAN

  1.  GENERAL

  The following description of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  The Plan is a defined contribution plan which provides benefits to substantially all employees of First Place Financial Corporation (the Company) and its wholly owned subsidiaries, First National Bank of Farmington, Burns National Bank of Durango and Western Bank of Gallup. There were 272 participants in 1994, 300 in 1995, and 365 in 1996.

  The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a plan committee appointed by the Company's Board of Director's. The First National Bank of Farmington is the Plan's Trustee. All of the Plan's assets are held in a trust fund administered by the First National Bank of Farmington.

  Employees of the Company and its subsidiaries are generally eligible to participate in the Plan after not more than six months of service providing their position requires service of at least 1,000 hours during the plan year. Participants who do not have at least 1,000 hours of service during the plan year, or who are not employed on the last day of the plan year, are generally not eligible for an allocation of Company contributions for such year.

  2.  CONTRIBUTIONS

  Subsidiaries of the Company contribute to the Plan amounts which their respective Boards of Directors annually determine to be proper. Company contributions are made during or shortly after the year to which they apply. Participants are permitted to make pre-tax contributions up to fifteen percent of their annual wages, subject to dollar limitations imposed by the Internal Revenue Code.

  3.  PARTICIPANTS' ACCOUNTS

  Each participant's account is credited with an allocation of (a) the Company's contribution, (b) plan earnings, (c) forfeitures of terminated participants' non-vested accounts, and (d) salary deferrals contributed by participants. Allocations are based upon account balances or participant's earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                      (9)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1996, 1995 and 1994

NOTE A - DESCRIPTION OF PLAN  - continued

  4. VESTING

  Participants are immediately vested in their voluntary contributions, employer's matching contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

  5.  INVESTMENT OPTIONS

  Upon enrollment in the Plan, the participant may direct employee contributions in 5 percent increments in any of the five investment options.

  FPFC (First Place Financial Corporation) Common Stock Fund - Funds are invested in shares of FPFC common stock.

  Money Market Fund - Funds are invested in a First National Bank of Farmington Now Account or in a money market account at a registered investment company (Franklin's Institutional Fiduciary Trust Money Market Portfolio).

  Asset Manager Fund - Funds are invested in a registered investment company (Fidelity Asset Manager) that invests in stocks and bonds.

  Government Bond Fund - Funds are invested in a registered investment company (Fidelity Short/Intermediate Government Bond) that invests in U.S. Government securities.

  Magellan Fund - Funds are invested in a registered investment company (Fidelity Magellan) that invests in stocks and bonds.

  6.  PAYMENT OF BENEFITS

  On termination of service a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or payment in annual installments over a fixed reasonable period of time, not exceeding the lesser of five years or the life expectancy of the participant.

  7. ADMINISTRATIVE EXPENSES

  Administrative expenses incurred by the Plan are routinely paid by First Place Financial Corporation. These expenses totaled $10,123, $16,305, and $12,620 for plan years ended December 31, 1996, 1995 and 1994 respectively.

                                      (10)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1996, 1995 and 1994

NOTE B - SUMMARY OF ACCOUNTING POLICIES

  BASIS OF ACCOUNTING

  The financial statements of the plan are prepared on the accrual method of accounting.

  INVESTMENT VALUATION AND INCOME RECOGNITION

  The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. First Place Financial Corporation common stock is valued at its quoted market price. Money market interest bearing cash accounts are valued at account balance.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales are determined using the first in-first-out (FIFO) method.

  PAYMENTS OF BENEFITS

  Benefits are recorded when paid.

  ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - TRANSACTIONS WITH PARTIES-IN-INTEREST

  The Plan's investment in common stock of First Place Financial Corporation is considered to be a party-in-interest transaction. The stock was acquired at its fair value as determined by First Place Financial Corporation.

  Primarily for liquidity purposes, the Plan maintains some of its cash on deposit at First National Bank of Farmington. This investment in cash is also considered a party-in-interest transaction, and is maintained in an interest bearing account (4.85% at December 31, 1996).

NOTE D - PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                      (11)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1996, 1995 and 1994

NOTE E - INCOME TAX STATUS

  The plan obtained its latest determination letter on October 10, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, and is therefore, not subject to tax under present income tax laws.


NOTE F - UNREALIZED APPRECIATION

  The following table presents changes in the plan's net unrealized appreciation (including investments bought, sold, and held during each year):

                                               1996        1995       1994
                                            ----------   --------   --------
  Net unrealized appreciation at
   January 1,                               $  830,229   $587,981   $359,530

  Increase in net unrealized appreciation      952,866    242,248    228,451
                                            ----------   --------   --------
  Net unrealized appreciation at
   December 31,                             $1,783,095   $830,229   $587,981
                                            ==========   ========   ========

                                     (12)

                            SUPPLEMENTAL INFORMATION


















                                     (13)

                          INDEPENDENT AUDITORS' REPORT



Plan Administrator
First Place Financial Corporation
Profit Sharing Plan With 401(k) Provisions

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Chandler & Company, LLP


Farmington, New Mexico
June 17, 1997







                                     (14)

                      First Place Financial Corporation
                 Profit Sharing Plan With 401(k) Provisions

         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         December 31, 1996 and 1995

                                                                             Current
         Identity of Issue                Description          Cost           Value
---------------------------------      -----------------    ----------      -----------
December 31, 1996:
-----------------

   * First Place Financial             Common Stock, no
       Corporation                      par                 $1,986,788      $3,767,940

     Fidelity Asset Manager Fund       Mutual Fund             136,608         150,122

     Fidelity Short/Intermediate
      Government Fund                  Mutual Fund              37,218          36,679

     Fidelity Magellan Fund            Mutual Fund             210,992         199,961

     Franklin Funds Institutional      Money Market
      Fiduciary Money Market            deposit at 6.10%       120,319         120,319

   * First National Bank of            NOW account
       Farmington                       deposit at 4.85%       589,393         589,393

December 31, 1995:
-----------------

   * First Place Financial             Common Stock, no
       Corporation                      par                 $1,510,288      $2,327,193

     Fidelity Asset Manager Fund       Mutual Fund             186,943         198,000

     Fidelity Short/Intermediate
      Government Fund                  Mutual Fund              40,333          40,599

     Fidelity Magellan Fund            Mutual Fund             225,868         227,870

     First National Bank of            NOW account
       Farmington                       deposit at 5.23%       514,909         514,909

     Note:
     Issuers identified with a "*" are parties-in-interest. All of the investments and transactions identified are exempt from reporting as prohibited transactions under ERISA.



                                     (15)

                                    First Place Financial Corporation
                                Profit Sharing Plan With 401(k) Provisions

                               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                    Years ended December 31, 1996 and 1995

                               Description      Purchase      Selling      Cost       Current value       Net
Identify of party involved      of assets         price        price     of asset      at purchase     gain (loss)
--------------------------     -----------      ---------     -------    --------     -------------    ----------
December 31, 1996:
------------------
First Place Financial
  Corporation                  Common Stock     $491,316          -      $491,316       $491,316            -

Fidelity Magellan Fund         Mutual fund
                                  shares         350,071          -       350,071        350,071            -

Fidelity Magellan Fund         Mutual fund
                                  shares            -         $350,950    364,943           -           $(13,993)

Fidelity Asset                 Mutual fund
  Manager Fund                    shares            -          202,261    188,782           -             13,479

December 31, 1995:
------------------
Fidelity Asset Manager Fund    Mutual fund
                                  shares        $186,943          -      $186,943       $186,943            -

Fidelity Magellan Fund         Mutual fund
                                  shares         236,958          -       236,958        236,958            -

First National Bank of         NOW account
  Farmington                      deposit        190,275          -       190,275        190,275            -







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


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the registration statement of First Place Financial Corporation and subsidiaries on form S-8 of our reports dated June 17, 1997, on our audits of the financial statements of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions as of December 31, 1996 and 1995, and for each of the years in the three year period ended December 31, 1996, and the supplemental schedules as of and for the years ended December 31, 1996 and 1995, which reports are included in this annual report on Form 11-K.

/s/ Chandler and Company, LLP

Farmington, New Mexico
June 23, 1997











                                     (17)

                                 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 26,1997            FIRST PLACE FINANCIAL CORPORATION
                              PROFIT SHARING PLAN (with 401(k)
                              provisions)


                              James D. Rose
                              -------------------------------------
                              President and Chief Operating Officer












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